Amina Karim Haji, M.D., FAAFM, ABIHM



Education

1993   Bachelor of Science in Psycho-biology, graduated cum laude
           Pomona College, Claremont, California

2001   Doctor of Medicine
           Texas A&M College of Medicine, College Station, Texas
           Clinical training at Scott and White, Temple, Texas

Post-Graduate Education

6/01 – 6/04   Family Practice Residency
           Austin Medical Education Programs, Austin, Texas

10/2014   Board Certification, American Board of Integrative and Holistic Medicine
           Integrative. Functional Medicine Coursework through 2012 - present

Work History - Medical and Entrepreneurial

2015 - present CEO & Founder, Karisha Community Center for Wellness

2016 - 2021   Executive Director & Founder, Austin Health Commons

2014 - present prn coverage, Pediatrics, Adolescent, Adult, and Women's care, People's Community Clinic

2016 - present Owner / Manager, Retreat by the River, Airbnb business (x 5 , 5 star listings)

11/14 - 2019   locum tenens, Family Medicine clinical practice, Austin, Texas
           Ascension / Seton clinics (sold 2019), El Buen Samaritano (sold 2019)

2004 - 2015   locum tenens, Bryan, Texas: BCS Family Medicine Clinic; Nalini Dave, MD Internal Med

10/13 - 11/14   Urgent Care, Baylor-Scott & White
           Pflugerville, Texas
           Practice start up and clinical work in extended hours family medicine facility with integrated, co-located physical therapy practice. We supported after hours care for 8 surrounding Scott & White clinics in the region.
           Patient age 4mos - geriatric. Procedures performed: typical for family medicine, including laceration repair, nail avulsion, I&D, foreign body removal including eye, fracture management including review of plain films and splinting.

10/11 - 8/2013   Urgent Care, Mercy Urgent Care East
                 Mercy Services, Iowa CIty, Iowa
                 Urgent Care facility co-located with 10-provider family medicine practice. Supported after
hours, overflow, and urgent care needs for this practice and several outlying clinics.
                 Patient age newborn - geriatric, up to 50 patients per 9 hr shift, average 25-30.
                 Procedures performed: typical for family medicine, as noted above.
                 I moved to Iowa for two years for my husband's graduate studies.

6/11 - 9/11   Maternity leave and move to Iowa

9/04 – 5/11   Family Physician, CommUnityCare, Austin, Texas
                 formerly City of Austin, Community Care Services Department
                 Service in several capacities, positions as listed below:

                 6/08 - 5/11   Family medicine physician, Rosewood Zaragoza Clinic, Austin Texas.
                 Multi-specialty primary care clinic of 9 providers. Lead Provider from 8/10 - 5/11.
                 Primary care practice with focus on maternal and child health, including prenatal care;
                 Centering Pregnancy group visits; birth control procedures including IUD and implanon;
                 adult chronic disease management; newborn and pediatric care; supervision and
                 delegation to family nurse practitioners.

                 6/07 - 5/08   Floater Physician, coverage for pediatrics, internal medicine and family
                 medicine. Full time position which provided coverage for providers on leave or for vacant
                 positions. Included coverage for the County Tuberculosis Clinic and David Powell HIV
                 clinic.

                 9/04 – 12/05   Family Medicine physician, Austin Resource Center for the Homeless
                 Clinic. Care of acute and chronically ill homeless patients. High prevalence of mental
                 illness, infectious disease and trauma. Set up clinical operations at inception of clinic and
                 served as coordinator of care with 7 ancillary health care agencies, including dental,
                 vision, specialty care, tuberculosis clinic, HIV clinic, MHMR, ACCESS mental health
                 program, ARCH shelter, and local emergency room, Brackenridge Hospital, now UTMB.

1/06 – 5/07   Locum tenens physician:
                 BCS Family Medicine Clinic, Bryan, Texas
                 City of Austin Community Care Services Department, Austin, Texas -- Primary care
                 clinics, David Powell HIV Clinic, Refugee Clinic, and Tuberculosis Clinic (DHHS Travis
                 County)
                 Seton Charity Health Care System, outpatient clinics
                 Dr. Roger Harden, Allergy & Immunology, Austin, TX
                 Dr. Theui Bui, Family Medicine Clinic, Austin, Texas

7/04 - 8/04   Locum Tenens work with Dr. Bui and Dr. Roger Harden, as above

International Training
7/06   Port Vila, Vanuatu
                 Lelepa Island clinic(population 300)
                 Delivery of primary care on small island village (population 300)

1/04	Wellington, New Zealand
	Community and Indigenous (Maori) Health.

Studied health care services and traditions among Maori people in New Zealand with a focus on cultural aspects of care. Produced a presentation for educational purposes.

11/02	Skopje, Macedonia

Health care survey & assessment of needs of Kosovar refugees, Shukta Refugee Camp. Created an assessment report for the Center for Forced Migration and Refugee Studies (CFMRS), United Nations High Commission for Refugees (UNHCR)

9/02	Havana, Cuba

Comparative Health Care Policy: Lessons from Cuba
Studied health care system and outcomes of a national health care system versus a privatized one. Produced a photo presentation and written report.

1/01	Bombay, India

K.E.M. Hospital, G.S. Seth Medical College
Clinical rotation in Internal Medicine ward and Emergency Care department.

8/00	Darwin, Australia

Bagot Community Clinic
Delivery of primary care in an urban Aboriginal health clinic.

Procedural Skills

I&D, laceration repair, skin biopsy and excision, toenail removal, small joint injections, fracture management, IUD and implanon placement, EMB, Group facilitation.

Licensure

Texas State License L9225, 2001 - exp. 5/2023

Certification

Basic Cardiac Life Support, exp. 5/2023
American Board of Family Practice, 12/04 – present. Recertification completed in 2014
American Board of Integrative and Holistic Medicine, 2014 - recertification 12/ 2017
Advanced Cardiac Life Support, exp. 9/06
Pediatric Advanced Life Support, exp. 5/08
Neonatal Advanced Life Support, exp. 6/03

Credentials

8/03 - 2018	Seton family of Hospitals, Austin, Texas
9/11 - 9/13	Mercy Hospital, Iowa City, Iowa
9/13 - 12/14	Baylor Scott and White Hospital System
8/03 - 9/10	Columbia HCA – St David's hospital

Positions and Appointments

2020 – present Co-Founding Board Member,
　　　　　　　　Central Texas Coalition for Racial Equity, via Austin Health Commons

2016 – present Founding Board Chair,
Austin Health Commons

2015 – present Founding and current Board Chair
Karisha Public Benefit Corporation

4/14 – present Co-Founder, Integrative Providers of Austin
　　　　　　　　A network of Integrative physicians in Austin

6/05 – 12/10　　Statewide Steering Committee member,
　　　　　　　　Health Care for All Texas

7/02 – 9/06　　 Board Member, Austin Harm Reduction Coalition

6/03 – 6/04　　 Vice President, Residents Association
　　　　　　　　Austin Medical Education Programs

8/01 – 6/04　　 Member, Graduate Medical Education Committee
　　　　　　　　Austin Medical Education Programs

7/03 – 6/04　　 Member, Curriculum Committee
　　　　　　　　Austin Medical Education Programs, Family Practice Program

6/02 – 1/03　　 Resident Representative, Institutional Review Committee
　　　　　　　　Austin Medical Education Programs

9/97 – 5/99　　 Director of Community Services, Organization for Minority Issues in Medicine
　　　　　　　　Texas A&M College of Medicine, College Station, TX

Volunteer Work
10/14 - 2019　　Yoga for Magnolia Families
　　　　　　　　Free yoga for parents and young siblings at Magnolia Montessori for All

4/03 – 9/06　　 Board Member and volunteer, Austin Harm Reduction Coalition
　　　　　　　　Provided abscess care and health education on mobile van

9/01 – 9/02　　 Founder, Low Cost Yoga
　　　　　　　　Low cost yoga classes for patients and staff. Brackenridge Hospital, Austin, Texas

11/99 – 5/01　　Volunteer, Martha's Clinic
　　　　　　　　Student-run free clinic in Temple, Texas

4/00　　　　　　Volunteer, Children's Health Insurance Program
　　　　　　　　Provided assistance to low-income families to register for health insurance

| 7/90 – 5/99 | Volunteer, Health For All - front office, pharmacy, clinical support |
| | Free medical clinic in Bryan, Texas |

| 7/86-7/89 | Volunteer, BCS Family Medicine Clinic - front office & clerical support |
| | Bryan, Texas |

Memberships

2001 – present   American Academy of Family Physicians
2019 – present Integrative Medicine for the Underserved
2014 - present   Academy of Integrative Health and Medicine
2001 – present   Texas Medical Association
2001 – present   Travis County Medical Society
2001 – present   Gray Panthers
2002 – present   American Physicians of Indian Origin
2003 - present   Physicians for a National Health Program
                Attended annual conventions, 11/03 & 11/04
2004 – present   Health Care for All Texans
2003 – present Physicians for Social Responsibility
2005 – 2009   Health Care for the Homeless Council
1999 – 2001   Family Medicine Interest Group, Temple, Texas

Papers and Presentations

10/2020   *Flipping the Script: How Karisha and Austin Health Commons can Help Heal Healthcare*
        Interactive panel with racial healing practitioners in Greater Austin medical communities

8/2020   *Racial Healing as Community Healing,* Panel presentation with racial healing
        practitioners, Integrative Medicine for the Underserved annual national conference

9/2020   *Racial Healing can Inspire Change*, Panel presentation with racial healing practitioners
        and community members, Seton Cove

2003 - 2009   Physicians for National Health Program (PNHP)
                Educational presentations on PNHP proposals to physicians, residents and community

12/02   *Health Status of Kosovar Refugees*
                Report to the Center for Forced Migration and Refugee Studies (CFMRS), United Nations
                High Commission for Refugees (UNHCR)

10/02   *Health Disparities in the U.S.*
                Research and presentations to local community groups, Austin, Texas.
                Guest lecturer for Austin Community College Health Psychology class, Austin, Texas.

10/02- 11/02   *Comparative Health Policy: Lessons from Cuba.*
                Presentations to residents and local community groups, Austin, Texas.

| 1992-3 | *Exercise Induced Amenorrhea* |
| | Self-designed field study and literature review, UCLA and Pomona College. Investigated role of psychological states on physiology. |

4/2003　　　　Haji, A. Exercise Induced Amenorrhea: Role of Attitudes Toward Menstruation*, Proceedings, National Congress of Undergraduate Research*, Volume VII.

8/92 – 12/92　　*Mujeres y deportes en* Ecuador (Women and Sports in Ecuador)
　　　　　　　Independent Field Study in Quito, Ecuador. Assessed gender roles of competitive women athletes.

Other Training and Coursework

10-2021　　　　Academy of Integrative Health and Medicine Conference

11-2017　　　　　　Harvard University Conference: Women in Health Care Leadership

10/14　　　　　Scripps Integrative Medicine workshop: Business of Medicine
　　　San Diego, CA

5/14　　　　　　Introduction to Functional Medicine
　　　San Francisco, CA

2013　　　　　Weil Integrative Medicine Conference & learning,　　　　　　　Seattle, WA

11/04　　　　　National health care activism training,
　　　　　　　Physicians for a National Health Program, Washington, DC

3/04　　　　　Introducing Ayurveda into Clinical Practice
　　　　　　　Association of American Physicians of Indian Origin, Orlando, Florida

11/01　　　　　Introducing Hypnosis into Clinical Practice
　　　　　　　American Society for Clinical Hypnosis, San Antonio, Texas

2/96 – 5/96　　Health Care of Underserved Populations
　　　　　　　UC Davis College of Medicine, Davis, CA

5/93 – 8/93　　Becoming an Organizer. Classroom and field training for union and community organizing.
　　　　　　　Asian Pacific American Labor Alliance and AFL-CIO Organizing Institute,
　　　　　　　Los Angeles, CA and St. Paul MN

8/92 – 12/92　　Cultural Immersion and Spanish Language Courses
　　　　　　　School for International Training, Quito, Ecuador

Other Employment History
9/95 – 5/00　　Dancer and Manager, Lam Toro West African Dance and Drum, Sacremento, CA

Co-founded a traditional West African dance troupe, wrote grants, managed budget, and performed.

12/96 – 5/97   Project Assistant, Western Consortium for Public Health, Sacramento, CA.
A California Wellness Foundation grant which focused on violence prevention, tobacco cessation, teen pregnancy, substance abuse prevention, and youth services.

7/95 – 7/96   Union Organizer, Service Employees International Union
Sacramento, CA. Justice for Janitors campaign, Local 1877

6/93 – 7/94   Union Organizer, United Steelworkers of America
USAir Campaign, Los Angeles, CA; Reno, NV; Greenville, SC

Language Skills
Fluency   English, Spanish, Gujarathi
Adequacy   Hindi

Electronic Health Record / Computer skills
NextGen, Sage Intergy, EPIC, e-clinical and Athena EHRs; basic internet, cloud, word processing, spreadsheet and typing skills